UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                        File No. 0-33239
                       Amendment Number 5
                               to
                          FORM 10 - SB


  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                             ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                     BlueStar Leasing, Inc.
         (Name of Small Business Issuer in its charter)

            Nevada                           88-0485488
(State or other jurisdiction of           (I.R.S. Employer
incorporation or organization)         Identification Number)

 500 N Rainbow Blvd, Ste 300,                  89107
         Las Vegas, NV
(Address of principal executive             (zip code)
           offices)

Issuer's telephone number:    (206) 612-4399

Securities to be registered under section 12(b) of the Act:

 Title of Each Class to be so      Name on each exchange on which
          registered               each class is to be registered



Securities to be registered under section 12(g) of the Act:

Common Stock, $.001 par value per share, 20,000,000 shares authorized, 6,250,000 issued and outstanding as of August 31, 2001.

Preferred Stock, $.001 par value per share, 5,000,000 shares authorized, none issued and outstanding as of August 31, 2001.



PAGE-1-



                        TABLE OF CONTENTS

Part I                                                             3

 Item 1. Description of Business                                   3

 Item 2. Management's Analysis of Financial Condition and Plan of
       Operation                                                   9

 Item 3. Description of Property                                  12

 Item 4. Security Ownership of Certain Beneficial Owners and
         Management                                               13

 Item 5. Directors and Executive Officers, Promoters and Control
       Persons                                                    13

 Item 6. Executive Compensation                                   14

 Item 7. Certain Relationships and Related Transactions           15

 Item 8. Description of Securities                                16

Part II                                                           18

 Item 1. Market for Common Equity and Related Stockholder Matters 18

 Item 2. Legal Proceedings                                        18

 Item 3. Changes in and Disagreements with Accountants            18

 Item 4. Recent Sale of Unregistered Securities                   18

 Item 5. Indemnification of Directors and Officers                20

Part F/S                                                          22

Part III                                                          61

 Item 1.     Index to Exhibits                                    61

SIGNATURES                                                        62



PAGE-2-



Forward Looking Statements

  Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

  1. Our ability to maintain, attract and integrate internal management, technical information and management information systems;

  2.   Our ability to generate customer demand for our services;

  3.   The intensity of competition; and

  4.   General economic conditions.

  All written forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

  The safe harbors of forward-looking statements provided by the Securities Litigation Reform Act of 1995 are unavailable to issuers not subject to the reporting requirements set forth under
Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. As the Company has not registered its securities pursuant to Section 12 of the Exchange Act, such safe harbors set forth under the Reform Act are unavailable to the Company.

                             Part I

  We are filing this Form 10-SB on a voluntary basis to:

  1. Provide current, public information to the investment community;

  2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and

  3. Comply with prerequisites for listing of our securities on the OTCBBr.

Item 1.   Description of Business

A.Business Development

  We were formed as a Nevada Corporation on January 31, 2001, under the name BlueStar Leasing, Inc. Our articles of incorporation authorize us to issue up to 20,000,000 shares of common stock at a par value of $0.001 per share and 5,000,000 shares of preferred stock at par value. We are filing this Form 10-SB voluntarily with the intention of establishing a fully reporting status with the SEC. Obtaining a fully reporting status is a necessary step to have our stock listed on the OTCBBr in the future. Consequently, we will continue to voluntarily file all necessary reports and forms as required by existing legislation and SEC rules.



PAGE-3-



  We are a development stage company that intends to provide equipment financing for small and medium-sized businesses. Our goal is to originate financing for products that typically have limited distribution channels and high marketing and advertising costs with a selling price of less than $250,000, considered "micro-ticket" items. Such micro-ticket equipment include, but are not limited to:

1.   Trucks;

2.   Tractors;

3.   Trailers;

4.   Earthmovers;

5.   Dump trucks;

6.   Commercial vehicles such as trucks, vans and autos;

7.   Construction equipment;

8.   Fabrication equipment;

9.   Machine tools;

10.  Furniture, fixtures and equipment, also known as "FF&E";

11. Computers, including servers, LANs, WANs and personal computers, and computer software;

12.  Medical and dental equipment;

13.  Graphic arts and printing equipment;

14.  Telephone and security systems;

15.  Auto repair and testing equipment; and

16.  Commercial car wash equipment.

  We have not yet commenced operations in any of these areas.

  In addition, from time-to-time, we may make short term working capital loans to companies in the insurance and financial services businesses that need operating cash rather than equipment financing. We have one of these kinds of loans outstanding.

  We will need to raise significant additional funds to commence operations and implement our plan. As of the date of this registration statement, we have not identified the amount needed or any source for these funds.

  There  are numerous credit rating agencies and credit  bureaus,
which   collect,   gather  and  score  the  creditworthiness   of
companies,  small businesses and individuals.   Two  examples  of
credit rating agencies and bureaus are Standard and Poor's and Dun and Bradstreet. These companies collect credit histories and financial information on a wide variety of companies, businesses and individuals and assess the credit histories of borrowers to determine a credit score. Such ratings and scores can be used as a risk measurement to determine the likelihood a borrower will re-pay its indebtedness.



PAGE-4-



   Our market is small- and medium-sized businesses that are unable to qualify for traditional bank or institutional financing because they:

  1. Have seasonal cash flow swings, such as lodging and hospitality businesses that may experience higher cash flows in summer months;

  2.   May be a new or "start-up" business;

  3.   Have insufficient collateral in the opinion of the lenders;
or

  4. Principals of the company do not have sufficient personal capital to personally guarantee debt repayment.

  In contrast, we do not intend to lease to customers that are unable to qualify for traditional bank or institutional financing because they have a poor credit history or their credit history has deteriorated for financial reasons.

  Companies and small businesses that fall into the aforementioned categories are typically denied credit by larger institutional lenders and frequently have difficulty in obtaining credit of any type. BlueStar Leasing proposes to fill the gap between large, institutional lenders and the finance companies that provide credit cards or small loans less than $50,000 to small- and medium-sized businesses. Our target market ranges from $25,000 to $250,000 in transaction size, where our management believes there is less competition for the reasons cited hereto.

  We do not intend to underwrite leases. We seek to develop relationships with equipment manufacturers and distributors, through whom we desire to originate leases as the preferred method of financing equipment sales. Although we expect the bulk of our business to be generated from manufacturers and distributors, we also intend to obtain referrals from financial institutions. We do not yet have relationships with the aforementioned types of businesses.

  Our startup and development activities include the following:

  1.   Organizing and incorporating our Company in Nevada,

  2.   Completing an offering of equity securities,

  3. Developing implementing the corporate accounting control systems,

  4.   Evaluating potential management and

  5. Seeking to establish relationships with equipment manufacturers and distributors.

  From time-to-time, we may make short term working capital loans to companies in the insurance and financial services businesses that need operating cash rather than equipment financing. For example, on September 27, 2001, we loaned $60,000 to InsureMart. The loan agreement calls for an interest rate of 12% and monthly interest only payments on the 1st of each month. Of the principal on the note, 50% was paid on March 31, 2002 and the repayment date for the remainder was extended for 105 additional days. The note is also personally guaranteed by the owners of InsureMart. InsureMant is an automotive insurance provider . There is no common ownership between the us and InsureMart.

Our executive offices are located at 500 North Rainbow Blvd, Suite 300, Las Vegas, NV 89107, phone: (206) 612-4399.

  Our fiscal year end is December 31.



PAGE-5-



B.Business of Issuer

(1)    Principal Products and Services and Principal Markets

  The equipment financing industry in the United States includes a wide range of entities that provide funding for the purchase of equipment. Just a few years ago, few small-business owners used leasing as a tool to expand their capital base. Considered micro-ticket, equipment often required by small- and medium-sized businesses can cost as much as $250,000. Such equipment includes commercial and heavy equipment, furniture and computer hardware and software. Few businesses have cash on hand to purchase this type of equipment outright. It was usually large, Fortune 500-type companies that accounted for the lion's share of activity in the leasing industry. It is in the opinion of our management that leasing is a viable alternative to procure equipment needed for growth in any size and type of business.

  Our market is small- and medium-sized businesses that are unable to qualify for traditional bank or institutional financing because they do not have an established operating or credit history, principally companies that have been in business less that 12 months. In contrast, we do not intend to lease to customers that are unable to qualify for traditional bank or institutional financing because they have a poor credit history or their credit history has deteriorated for financial reasons.

  We intend to provide lease financing as a conduit by developing relationships with equipment manufacturers, dealers and retailers, as well as financial institutions, to originate leases for clients. We will fund lease transactions with our assets, if possible, and intend to re-sell individual leases or a portfolio of leases to larger institutional lenders such as banks, financial institutions and finance companies. Leases are actively traded and syndicated amongst various types of financial institutions. We intend to make a profit on the spread between the rate at which we finance a lease transaction and the rate at which we sell the lease. For example, we may extend credit under a lease with an imputed interest rate of 15% and re-sell the same lease to another lender with a 12% interest rate. We will typically collect the spread between the two rates up-front and in a lump sum when we re-sell the lease.

  We will also act as a lease broker between a borrower and lender and earn a spread or commission, depending upon the terms of the negotiation, on each lease transaction. Under a brokerage transaction, we will not use our assets to extend credit at all. Additionally, to offset part of our risk in extending credit to those with less than perfect credit histories, we will extend credit at interest rates higher than those offered to those with better credit histories.

  For borrowers with limited credit histories, we will finance leases and hold them in our portfolio and collect payments over approximately six to 12 months. After a credit and payment history is established in this manner, we hope to be able re-sell these leases to larger lenders. However, our ability to due so will depend upon many factors which are out of our control, such as interest rates and general economic conditions, which may hinder our ability to resell leases.

As of the date of this registration statement, we have not commenced any of these operations.

  The credit market, in which we seek to establish a base of operations, is comprised of borrowers, generally, who are deemed to be relatively high credit risks due to various factors. These factors include, among other things, the manner in which they have handled previous credit, the absence or limited extent of prior credit history and limited financial resources. Consequently, leases and related finance contracts involve a higher degree of risk of default and greater servicing and collection costs. The failure of our customers to make scheduled payments under their finance contracts could require us to make payments in connection with the recourse portion of our borrowings or forfeit cash collateral pledged as security in connection with those borrowings.

  In addition, any increase in losses or in the rate of payment defaults under any finance contracts originated by us could adversely affect our ability to obtain additional funding. To protect against losses, we will maintain an allowance for credit losses in connection with payments due under finance contracts held in our portfolio. While we will maintain this allowance at a level which we believe is sufficient to meet inherent estimated uncollectible contract receivables based on our analysis of delinquencies, problem accounts and overall risks of probable losses associated with such contracts, we cannot assure you that the amount of this allowance will prove to be adequate and that we will not suffer higher than anticipated losses.



PAGE-6-



 (2)   Distribution Methods of the Products or Services

  Our strategy is to establish a base of operations, generate repeat business and to establish recognition and acceptance of our business. Our strategy includes the following key elements:

  1. Introducing financing products that attract and satisfy clients,

  2.   Forming strategic alliances and

  3.   Building our brand equity.

Introducing financing products to attract and satisfy clients

The high cost of purchasing and operating business equipment is a burden for small- and medium-sized businesses. These companies typically have difficulty obtaining, much less allocating, working capital. BSL intends to provide business owners the ability to finance needed equipment. We believe a gap exists in the market for leasing options to businesses that lack a sufficient credit history or may have a less than perfect credit history, as determined by the various credit reporting agencies. We believe many potential customers that have been denied credit by larger lenders still present good credit risks. Our goal is to partner with equipment manufacturers and their distribution chain to finance the business owner who would otherwise be unable to obtain the equipment needed to grow.

Forming strategic alliances

  We will pursue strategic alliances with equipment manufacturers, distributors and retailers who have established operations and expertise. We also intend to develop relationships with financial institutions that could provide added contacts, experience and financing products. We believe that these joint venture relationships, if successful, will allow us to gain additional insight, expertise and penetration in markets where joint venture partners already operate, and may increase our revenue and income growth. We have not signed any specific joint venture agreements, and we cannot guarantee you that any agreements will be affected, or if affected, will be successful.

Building our brand equity

  We believe that building awareness of the BlueStar Leasing brand is important in establishing a customer base. We intend to aggressively market and advertise to foster brand recognition. With appropriate networking, advertising and marketing, we plan to put our Company in a position to attract clients. We cannot assure you that we will be successful in attracting and subsequently retaining customers. If we fail to attract and retain customers, we would be unable to generate revenues to support continuing operations.

  We plan to utilize print and other mass media advertising to expand brand awareness when we become cash flow positive, of which there can be no guarantee. We expect that we may advertise in regional or local newspapers and radio, which will serve to generate brand-name recognition. Radio advertising can be effective, but is also expensive. Therefore, in order to optimize money spent on radio, we will concentrate on those stations that target small- and medium-sized business owners and employees. We expect to maintain a modest advertising presence in local newspapers.

  We have not undertaken any of these activities as of the date of this registration statement.

(4)      Competitive   Business  Conditions  and   the   Issuer's
  Competitive Position

  We will operate in a highly competitive market and compete with a variety of organizations that offer services similar to those we offer. The key to surviving in our market is to be able to generate a sustained volume of quality leasing opportunities. We will attempt to originate the transactions, and intend to focus on having the ability to close such transactions. We will accomplish this through the relationships we intend on developing with equipment vendors. As banks and bank-owned leasing companies continue to tighten their credit criteria, we will create a market for businesses that are just no longer a "fit" for regulated lenders, as defined by credit scores reported by credit rating agencies.



PAGE-7-



  We will compete for customers with a number of national, regional and local banks and finance companies. Management believes that our competitors will also include equipment manufacturers that lease or finance the sale of their own products. While the market for micro-ticket financing has traditionally been fragmented, we could also be faced with competition from small- or large-ticket leasing companies that could use their expertise in those markets to enter and compete in the micro-ticket financing market. Our competitors in some instances will be larger, more established companies, some of which may possess substantially greater financial, marketing and operational resources than we do, including a lower cost of funds and access to capital markets and to other funding sources which may be unavailable to us. To the extent we lose clients to our competitors, our future operating performance could be materially and adversely affected.

(8)    Government Approval of Principal Products or Services

  The primary regulations that may impact our activities under our current plan consist of the maximum interest rate that we may charge customers and our right to repossess and sell collateral. We may also be subject to examination by federal and state regulatory authorities with respect to originating, processing, underwriting, selling and servicing loans. In addition, aspects of our business might be subject to extensive federal and state regulation under, including but not limited to the Truth-in-Lending Act; the Equal Credit Opportunity Act; the Home Mortgage Disclosure Act; the Community Reinvestment Act; the Electronic Funds Transfer Act; the Real Estate Settlement Practices Act; and the Fair Credit Reporting Act.

(9)    Effect of Existing or Probable Government Regulations

  We  believe  that  we will be able to comply  in  all  material
respects with any applicable governing laws and regulations.   We
are not aware of any probable government regulations that may adversely affect our business.

(12)   Employees

  We presently have 2 part-time employees, Christopher R. Secreto, President of BlueStar Leasing, and Ronald A. Davis, Secretary of BSL. Mr. Secreto dedicates approximately 50% of his time to our operations, while Mr. Davis commits approximately 50% of his time to BSL. Our employees are not represented by a collective bargaining agreement, and we believe that our relations with our employees are good.

  During the next 12 months, we intend to recruit salespeople with lease financing experience as operations permit or dictate.
these salespeople will be compensated on a commission-only basis and will not receive any salary.

C.Reports to Security Holders

(1)  Annual Reports

  Although  we  has  not  been  required  to  do  so,  we  intend
voluntarily to deliver annual reports to security holders.   Such
annual reports will include audited financial statements.

(2)  Periodic Reports with the SEC

  As of the date of this Registration Statement, we have not been filing periodic reports with the SEC. However, the purpose of this Registration Statement is to become a fully reporting company on a voluntary basis. Hence, we will file periodic reports with the SEC as required by laws and regulations applicable to fully reporting companies.

(3)  Availability of Filings

  You may read and copy any materials BlueStar Leasing files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.



PAGE-8-



Item 2.Management's Analysis of Financial Condition and  Plan  of
       Operation

A.Plan of Operation

  Since  our  inception on January 31, 2001,   Our  efforts  have
focused primarily on the development of our plan of operations, implementing our initial business strategy and raising working capital through equity financing.

  We are a development stage company with $98 of revenues from inception through December 31, 2001. From our inception to December 31, 2001, we incurred operating losses of $ 735,896. In addition, as of December 31, 2001, we had only $5,796 of current cash available. We believe we can continue our essentially inactive status for the next 12 months.However, in order to implement our planned business, commence leasing operations and potentially become profitable, we need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not raise the required funding. There are no preliminary or definitive agreements or understandings with any party for such financing.

  Our ability to continue as a going concern is dependent on our ability to raise funds to implement our planned business, commence leasing operations and potentially become profitable; however we may not be able to raise sufficient funds to do so. Our independent auditors have indicated in their audit report dated December 31, 2001 that here is substantial doubt about our ability to continue as a going concern over the next twelve months. Our poor financial condition could inhibit our ability to achieve our business plan,

As of the date of this registration statement, we propose to but have not yet undertaken any of the following activities:
     * We intend to provide lease financing as a conduit by developing relationships with equipment manufacturers, dealers and retailers, as well as financial institutions, to originate leases for clients. We intend to fund lease transactions with our assets, if possible, and intend to re-sell individual leases or a portfolio of leases to larger institutional lenders such as banks, financial institutions and finance companies. Leases are actively traded and syndicated amongst various types of financial institutions. We intend to make a profit on the spread between the rate at which we finance a lease transaction and the rate at which we sell the lease. For example, we may extend credit under a lease with an imputed interest rate of 15% and re-sell the same lease to another lender with a 12% interest rate. We intend to typically collect the spread between the two rates up-front and in a lump sum when we re-sell the lease.

     * We intend to also act as a lease broker between a borrower and lender and earn a spread or commission, depending upon the terms of the negotiation, on each lease transaction. Under a brokerage transaction, we do not intend to use our assets to extend credit at all. Additionally, to offset part of our risk in extending credit to those with less than perfect credit histories, we intend to extend credit at interest rates higher than those offered to those with better credit histories.

     * For borrowers with limited credit histories, we intend to finance leases and hold them in our portfolio and collect payments over approximately six to 12 months. After a credit and payment history is established in this manner, hope to be able re-sell these leases to larger lenders. However, our ability to due so will depend upon many factors which are out of our control, such as interest rates and general economic conditions, which may hinder our ability to resell leases.

  In addition, from time-to-time, we may make short term working capital loans to companies in the insurance and financial services businesses that need operating cash rather than equipment financing. We have outstanding one loan in the amount of $60,000 bearing interest rate of 12%. Of the principal on the note, 50% was paid on March 31, 2002 and the repayment date for the remainder was extended for 105 additional days.



PAGE-9-



  Our priorities for the next 12 months of operations are:

  1.   Executing our business plan,

  2.   Maintaining relatively low overhead costs and

  3.   Developing strategic relationships.

  Execute our business plan - We have not implemented our planned principal operations. As such, our business has been limited to organizational activities such as the incorporation of our company in Nevada, developing a business plan and attracting initial funding through sales of our common equity. Within the next 12 months, we intend to begin introducing financing options for small- to medium-sized business to purchase costly equipment. To carry out our business plan, our management plans to negotiate with financial institutions and equipment manufacturers, dealers and retailers to establish the infrastructure for lease transactions.

  Maintain low overhead - We believe we have sufficient capital to sustain our very limited business through the next 12 months. However, to ensure we do not exhaust our resources, we must maintain low overhead costs. We do not expect to purchase any significant property, plant or equipment, nor do we expect any significant changes in the number of employees on staff over the next approximately 12 months. Additionally, we do not expect to conduct any research and development over the same period. However, there can be no assurance that our operations will not require any of the foregoing. In addition, our management has declined to receive salary in an effort to minimize cash outflows, until such time that BSL is generating positive income and cash flows, although there can be no assurance that we will ever do so.

  Develop strategic relationships - We believe that cultivating relationships with entities and individuals is a necessary part of our business operations and may potentially provide us access to new sales leads or penetration into markets where we do not currently operate. We intend to seek strategic ventures or relationships to broaden our operations. Potential opportunities arise infrequently, and our management has no policy dictating procedures for entering into such relationships and intends to evaluate each on a case-by-case basis. We have not entered into any such relationships not already disclosed in this registration statement.

  B.   Risk Factors

Our poor financial condition raises substantial doubt about our ability to continue as a going concern. You will be unable to determine whether we will ever become profitable.

We are a development stage company with $98 of revenues from inception through December 31, 2001. From our inception to December 31, 2001, we incurred operating losses of $ 735,896. In addition, as of December 31, 2001, we had only $5,796 of current cash available. We believe we can continue our essentially inactive status for the next 12 months.However, in order to implement our planned business, commence leasing operations and potentially become profitable, we need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not raise the required funding. There are no preliminary or definitive agreements or understandings with any party for such financing.

Our ability to continue as a going concern is dependent on our ability to raise funds to implement our planned business, commence leasing operations and potentially become profitable; however we may not be able to raise sufficient funds to do so. Our independent auditors have indicated in their audit report dated December 31, 2001 that here is substantial doubt about our ability to continue as a going concern over the next twelve months.
Our poor financial condition could inhibit our ability to achieve our business plan,

Fluctuations in Interest Rates and Changes in Economic Conditions

  Any decline in interest rates could reduce the amount that we earn on newly originated loans and leases. In addition, a decline in interest rates could result in an increase in prepayments which could decrease the size of our loan portfolio if we are unsuccessful in originating new loans. In addition, this could inhibit our ability to resell loans, which we intend to do. Changes in economic conditions and shifts in behavior are difficult to predict, and our financial performance cannot, generally, be insulated from these forces. We intend to analyze the impact of interest rate risk and will attempt to reduce its impact with any available means. While we believe there are effective ways available for us to reduce interest rate risk, we are not certain that we will successfully reduce such risk or that our financial condition will not be adversely affected by changes in interest rates or other economic conditions. Any economic downturn could trigger higher than anticipated delinquencies, defaults and losses on loans and other finance contracts, and could reduce our ability to resell our loans when desired. If delinquencies, defaults or losses are higher than predicted or anticipated, or if we cannot resell our loans when we desire, our financial condition and operating results could be adversely affected.



PAGE-10-



Higher Than Anticipated Credit Losses

  The credit market, in which we seek to establish a base of operations, is comprised of borrowers, generally, who are deemed to be relatively high credit risks due to various factors. These factors include, among other things, the manner in which they have handled previous credit, the absence or limited extent of prior credit history and limited financial resources. Consequently, these types of leases and related finance contracts involve a higher degree of risk of default and greater servicing and collection costs. Our future profitability depends upon our ability to:

  1. Properly evaluate the creditworthiness of our credit-impaired borrowers,
2.   Maintain adequate security for finance contracts, and
3. Efficiently service and collect our portfolio of finance receivables.

  We are unable to guarantee that the credit performance of potential customers will be satisfactory or that the rate of future defaults and/or losses will not impair our operations materially.

Competition

  We expect to compete for customers with a number of national, regional and local finance and factoring companies, including those which specialize in particular segments of the overall market. In addition, we expect our competitors to include:

  1. Equipment manufacturers who finance the sale or lease of their products themselves;

  2. Traditional types of financial services companies, such as commercial banks and savings and loan associations; and

  3.   Conventional leasing and factoring companies.

Many of these potential competitors possess substantially greater financial, marketing and human and operational resources than we do. In addition, our future profitability will be directly related to our ability to access capital funding and to obtain favorable funding rates as compared to the capital and costs of capital available to our competitors. Accordingly, we are not certain that we can compete successfully in our targeted markets.

Lack of Experience of Management

  Management's lack of experience in lease financing to borrowers that are unable to qualify for traditional bank or institutional financing because they do not have an established operating or credit history may reduce our revenues. Given the market niche in which we intend to compete and the relative inexperience of our management, we have limited ability to adequately assess lending risk to borrowers that are unable to qualify for traditional bank or institutional financing because these borrowers do not have an established operating or credit history. As we need to recruit leasing personnel with greater experience in this area, management will depend on others to provide relative market expertise.

Conflicts of Interest with Management

  Because some of our officers and officers, directors are, and may, in the future, become involved in other business activities, our officers and directors may face a conflict of interest in selecting between us and other business interests. We have not formulated a policy for the resolution of such conflicts. Because such conflicts or other potential conflicts may not be resolved in our best interests, you should exercise caution before your purchase our common stock.



PAGE-11-



We have limited operating history in the leasing business; because our planned growth is contingent upon receiving additional funding, you will be unable to evaluate whether our business will be successful.

Our business development is contingent upon raising debt or equity funding. We have no sources of funding identified. You must consider the risks, difficulties, delays and expenses frequently encountered by development stage companies in our business, which have little or no operating history, including whether we will be able to overcome the following challenges:

  * Inability to raise necessary revenue to operate for the next 12 months or thereafter
  * Advertising and marketing costs that may exceed our current estimates
  *    Unanticipated development expenses
  * Our ability to generate sufficient revenues to offset the substantial costs of operating our business

Because significant up-front expenses, including advertising, sales, and other expenses are required to develop our business, we anticipate that we may incur losses until revenues are sufficient to cover our operating costs. Future losses are likely before our operations become profitable. As a result of our lack of operating history, you will have no basis upon which to accurately forecast our:

  *    Total assets, liabilities, and equity
  *    Total revenues
  *    Gross and operating margins
  *    Labor costs

Accordingly, the proposed business plans described in this registration statement may not either materialize or prove successful and we may never be profitable. Also, you have no basis upon which to judge our ability to develop our business and you will be unable to forecast our future growth.

The person responsible for managing our business, Mr. Christopher
R. Secreto, will devote less than full time to our business, which may reduce our revenues.

We are presently managed by Christopher R. Secreto our president, CEO and director. In this capacity, Mr. Christopher R. Secreto devotes approximately 50% of his time to our business. Mr. Secreto may not be able to devote the time necessary to our business to assure successful implementation of our business plan. Because Mr. Secreto is not full time, he may not allot the time necessary to grow our business and produce net income to the extent we could if he was full time.

Because we hope to be able to raise additional funds from an offering of our stock in the future, your ownership percentage and value of your investment my be diluted from the issuance of additional securities.
In order to commence more substantial leasing operations and potentially become profitable, we need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not raise the required funding. Although are no preliminary or definitive agreements or understandings with any party for such financing, the issuance of common stock in a future stock offering would dilute your ownership of our common stock.

Item 3.   Description of Property

A.Description of Property

Our principal offices are located at in the residence of our president at 14426 113th avenue NE Kirkland, WA 98034, telephone:
(206) 612-4399 for 14 months commencing October 1, 2001 at a cost of $750 per quarter. We believe that this arrangement is suitable given the limited nature of our current operations, and also believe that we will not need to lease additional administrative offices in the next 12 months. There are currently no proposed programs for the renovation, improvement or development of the facilities we currently use.



PAGE-12-



  We believe that this arrangement is suitable given the limited nature of our current operations, and also believe that we will not need to lease additional administrative offices in the next six to 12 months. There are currently no proposed programs for the renovation, improvement or development of the facilities we currently use.

B.Investment Policies

  Our management does not currently have policies regarding the acquisition or sale of real estate assets primarily for possible capital gain or primarily for income. We do not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item  4.    Security Ownership of Certain Beneficial  Owners  and
Management

A.Security Ownership of Certain Beneficial Owners and Management

  The  following  table sets forth as of March 31,  2002  certain information  regarding  the beneficial ownership  of  our  common stock by:

  1. Each person who is known us to be the beneficial owner of more than 5% of the common stock,

  2.   Each of our directors and executive officers and

  3.   All of our directors and executive officers as a group.

  Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

 TITLE OF           NAME AND ADDRESS           AMOUNT AND   % OF
  CLASS           OF BENEFICIAL OWNER          NATURE OF    CLASS
                                               BENEFICIAL
                                                 OWNER
------------------------------------------------------------------
Common     Christopher R. Secreto,             1,875,000    30.00%
Stock      President, CEO and Director(1)

Common     Ronald A. Davis, Treasurer,         1,875,000    30.00%
Stock      Secretary and Director(1)

Common     T. Ross Reida, Director(1)         -             -
Stock
------------------------------------------------------------------
Common     Officers and Directors as a Group   3,750,000    60.00%
Stock

Footnotes:

(1)     The address of officers and directors in the table is c/o
  BlueStar Leasing, Inc., 500 North Rainbow Blvd, Suite 300,  Las
  Vegas, NV 89107.

B.Change in Control

  No arrangements exist that may result in a change of control of BSL.



PAGE-13-



Item 5.   Directors and Executive Officers, Promoters and Control
Persons

A.Directors, Executive Officers and Significant Employees

  The   following  table  sets  forth  certain  information  with
respect to each of our executive officers or directors.


     NAME      AGE        POSITION          DIRECTOR SINCE   TERM
------------------------------------------------------------------
Christopher R.  39  CEO, President and     January 31, 2001   1
Secreto             Director                                year(1)

Ronald A.       56  Treasurer,  Secretary  January 31, 2001   1
Davis               and Director                            year(1)

T. Ross Reida   42  Director               January 31, 2001   1
                                                            year(1)

Footnotes:

(1) Directors hold office for one year or until a successor or successors are elected and appointed.

  Christopher R. Secreto, CEO, President and Director, has been President of Newport Advisors, Inc. and its predecessor since 1995. Through Newport Advisors, Inc., a merchant and investment banking boutique engaged in raising capital for small and midsize public and private companies, Mr. Secreto advises companies on mergers and acquisitions, asset sales and divestitures, balance sheet restructuring, and public market awareness. For five years, Mr. Secreto worked as a portfolio manager and trader for a $100 million hedge fund, Genesee Investments, dedicated to private equity investments and open market securities trading. During his tenure, the fund completed in excess of 100 private equity investments. Mr. Secreto was also a financial analyst at The Boeing Company and began his financial career as a financial consultant at Merrill Lynch & Co. He holds a Bachelor's of Arts in Business Administration with an emphasis on marketing and finance. Mr. Secreto dedicates approximately 25% of his time to the operations of BlueStar Leasing. He expects to contribute approximately 50% of his time as our operations require.

  Ronald A. Davis, Treasurer, Secretary and Director, was the Chief Executive Officer for Caffe Diva from 1996 until 2000.
Since 1976, he was a business consultant specializing in financial advisory services to startup and early stage companies. During the period from 1976 to 1996, Mr. Davis has owned and developed real estate for himself and others, both as a principal and an agent. Mr. Davis believes this experience has exposed him to the needs and operating problems faced by contractors in the construction trade. His experience in real estate development has assisted the Company in making key leasing decisions. Prior to joining the Company, he held positions with Goldman Sachs & Dean Witter & Co. He earned a Bachelor's of Science Degree in Management and a Master's of Business Administration from the University of Southern California. Mr. Davis provides approximately 50% of his time to our operations. He expects to dedicate approximately 75% of his time as our operations dictate.

  T. Ross Reida, Director, Since February 1996, Mr. Reida has been a principal of Advantage Equipment Leasing, LLC, an equipment leasing brokerage firm. Mr. Reida is principally responsible for origination, documenting, closing and brokering lease transactions. Through Advantage, Mr. Reida has developed and presently maintains relationships with a variety of national lenders.

Item 6.   Executive Compensation

A.Remuneration  of Directors, Executive Officers and  Significant
  Employees

  We do not have employment agreements with our executive officers. We have yet to determine the appropriate terms needed for the creation of employment agreements for our officers. There has been no discussion with any of our officers regarding any potential terms of these agreements, nor have such terms been determined with any specificity. We plan to have these agreements completed by the beginning of the next year. We have no proposal, understanding or arrangement concerning accrued earnings to be paid in the future.



PAGE-14-



  Name and             Year            Compensation
  Principal
  Position

 Christopher           2001             $523,717 (1)
 R. Secreto
 President,
 CEO and
 Director

  Ronald A.            2001              $75,267 (2)
  Davis
  Treasurer,
  Secretary and
  Director

  (1)  Includes the following:

       * Stock based compensation to Chris Secreto: 301,780 shares valued at $45,267
       * Stock based compensation to Newport Advisors, an affiliate of Mr. Secreto: 2,739,667 shares valued at $410,950.
       *    Cash fees paid to Newport Advisors:  $67,500

  (2)  Includes the following:

       *    Stock based compensation to Ron Davis:  301,780 shares
          valued at $45,267
       *    Cash fees paid to Arrowhead, an affiliate of Mr. Davis:
          $30,000

We   determined  the  fair  value  of  the  shares   based   upon
contemporaneous issuance at $.15 per share.

Compensation of Directors

  There were no arrangements pursuant to which any director was compensated for the period from January 31, 2001 to December 31, 2001, for services provided as a director.

Item 7.   Certain Relationships and Related Transactions


January 31, 2001 - We issued 677,000 shares to the two company founders in exchange for cash and services as follows:

We issued to Chris Secreto 36,720 shares of $0.001 par value common stock in exchange for cash in the amount of $5,508.

We issued to Ronald Davis 36,720 shares of $0.001 par value common stock in exchange for cash in the amount of $5,508.

We issued to Chris Secreto 301,780 shares of $0.001 par value common stock in exchange for services in the amount of $45,267.
We determined the fair value of the shares based upon contemporaneous issuance at $.15 per share.

We  issued to Ron Davis 301,780 shares of $0.001 par value common
stock  in  exchange for services in the amount  of  $45,267.   We
determined   the   fair   value  of   the   shares   based   upon
contemporaneous issuance at $.15 per share.

January 31, 2001 - We issued 3,323,000 shares in exchange for future services as follows:

We issued 333,333 shares of $0.001 par value common stock to Newport Advisors in exchange for its commitment to pay for services to be rendered in the amount of $50,000. We issued 2,739,667 shares of $0.001 par value common stock to Newport Advisors in exchange for services in the amount of $410,950. We determined the fair value of the shares based upon contemporaneous issuance at $.15 per share.



PAGE-15-



All of these shares were issued in accordance with Section 4(2) of the Securities Act of 1933.

     We paid $67,500 to Newport Advisors from inception through December 31, 2001. Newport Advisors is owned and operated Mr. Secreto. These fees were for business development services provided by Newport Advisors to help set up and organize our business. These services were provided in addition to the services provided by GoPublicToday.com referred above

     We paid $30,000 to Arrowhead Asset Management from inception through December 31, 2001. Arrowhead Asset Management is owned and operated by Mr. Davis. These fees were for market research services provided by Arrowhead Asset Management to determine and establish our marketing strategies. These services were provided in addition to the services provided by GoPublicToday.com referred to above.

     On January 31, 2001, the Company issued 250,000 shares of $0.001 par value common stock to one sophisticated purchaser, GoPublicToday.com, Inc., in exchange for services to be rendered in the amount of $37,500. The shares were issued in accordance with Section 4(2) of the Securities Act of 1933. BlueStar Leasing, Inc. engaged GoPublicToday.com, Inc. to provide consulting and document preparation services related to registration of the Company's Regulation D, Rule 504 offering in the State of Nevada and compliance with applicable regulatory provisions.

     Please   refer  to  Part  II,  Item  4.  Recent   Sales   of
Unregistered Securities, on page 18, for additional information on the aforementioned transactions.

     Our principal offices are located at in the residence of our president at 14426 113th avenue NE Kirkland, WA 98034, telephone:
(206) 612-4399 for 14 months commencing October 1, 2001 at a cost of $750 per quarter.

Item 8.   Description of Securities

  Our authorized capital stock consists of 20,000,000 shares of common stock, par value $.001 per share and 5,000,000 shares of preferred stock, par value. As of August 31, 2001, we had 6,250,000 shares of common stock outstanding. To date, we have not issued preferred stock and have no plans, commitments or understandings to do so. The following summary discusses all of the material terms of the provisions of our common stock and preferred stock as set forth in our "Articles of Incorporation" and bylaws.

Common Stock

  As a holder of our common stock:

  1. You have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;

  2. You are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;

  3. You do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;

  4. You are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and

  5.   Your shares are fully paid and non-assessable.
     Additionally, there is no cumulative voting for the election of directors.



PAGE-16-



Preferred Stock

  Although, we have not issued any preferred stock to date, nor have we developed the descriptive attributes of these preferred shares, we can issue shares of preferred stock in series with such preferences and designations as our board of directors may determine. Our board can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights. This could dilute the voting strength of the holders of common stock and may help our management impede a takeover or attempted change in control.

Warrants


     On   March,   2001,  we  issued  a  total  of  225,000   warrants
representing   underlying   common   stock   to   NevWest   Securities
Corporation.

  The warrants provide that the holder:

  * May exercise warrants at any time and prior to the expiration date, which is three years from September 4, 2001;

  *    May exercise warrants at a price of $0.11 per share;

  * Is not entitled to vote or receive dividends or be deemed the holder of common stock or any other securities, which may at any time, be issuable on the exercise of the warrants.

  The number and kind of securities purchasable and price to be paid upon exercise will be adjusted upon:

       *    Reclassification or merger,
       *    Subdivision or combination of shares,
       *    Stock dividends and other distributions,
       *    Adjustment of number of shares and
       *    Conversation of shares.

Nevada Anti-Takeover Provisions

  The anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Corporation Law apply to BlueStar Leasing, Inc.
Section 78.438 of the Nevada law prohibits us from merging with or selling BSL or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired the BSL shares, unless the transaction is approved by BSL's Board of Directors. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of BSL.








PAGE-17-



                             Part II

Item 1.Market for Common Equity and Related Stockholder Matters

A.Market Information

  Our common stock is not traded on any public market and there has been no trading market to date.

  There are no outstanding options or warrants to purchase, or securities convertible into, our common stock.

  There is currently no common stock that can be sold under  Rule
144 under the Securities Act of 1933, as amended, or that we have agreed to register for sale by the security holders.

  Our management has considered a potential offering of our common equity, which could have a material effect on the future market price of our common equity. However, there are no agreements or commitments to enact such an offering of securities at this time.

B.Holders

  As of August 31, 2001, we had approximately 87 shareholders of record.

  As   of   August  31,  2001,  there  were  225,000  outstanding
warrants.  The terms and holders of the warrants are as follows:

Date Issued  Holder                     Underlying  Terms    Exercise
                                        Shares               Price
-----------------------------------------------------------------------
March 5,     NevWest Securities Corp.   225,000   Exercisab  $0.11
2001         2654   W.  Horizon   Ridge           le   upon  per
             Pkwy., Suite B-3                     issuance   share
             Las Vegas, Nevada 89052              for     a
                                                  period of
                                                  three
                                                  years.

C.Dividends

  To the date of this Registration Statement, we have not declared nor paid any dividends on our common stock.

  As of the date of this Registration Statement, we do not have a formal dividend policy.

Item 2.   Legal Proceedings

  We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.   Changes in and Disagreements with Accountants

  We have had no disagreements with our independent accountants.



PAGE-18-



Item 4.   Recent Sale of Unregistered Securities

  The following discussion describes all the securities we have sold within the past three fiscal years:

January 31, 2001 - We issued 677,000 shares to the two company founders in exchange for cash and services as follows:

We issued to Chris Secreto 36,720 shares of $0.001 par value common stock in exchange for cash in the amount of $5,508.

We issued to Ronald Davis 36,720 shares of $0.001 par value common stock in exchange for cash in the amount of $5,508.

We issued to Chris Secreto 301,780 shares of $0.001 par value common stock in exchange for services in the amount of $45,267.
We determined the fair value of the shares based upon contemporaneous issuance at $.15 per share.

We  issued to Ron Davis 301,780 shares of $0.001 par value common
stock  in  exchange for services in the amount  of  $45,267.   We
determined   the   fair   value  of   the   shares   based   upon
contemporaneous issuance at $.15 per share.

January 31, 2001 - We issued 3,323,000 shares in exchange for future services as follows:

We issued 333,333 shares of $0.001 par value common stock to Newport Advisors in exchange for its commitment to pay for services to be rendered in the amount of $50,000. We issued 2,739,667 shares of $0.001 par value common stock to Newport Advisors in exchange for services in the amount of $410,950. We determined the fair value of the shares based upon contemporaneous issuance at $.15 per share.

  All  of  these  shares were issued in accordance with  Section
4(2) of the Securities Act of 1933.

  On January 31, 2001, we issued 250,000 shares of our par value common stock to one sophisticated purchaser, GoPublicToday.com, Inc.. The shares were issued in exchange for services to be rendered in the amount of $37,500. This stock offering was made in accordance with Section 4(2) of the Securities Act of 1933, as amended, and such shares are restricted pursuant to Rule 144 of the Act.

  On August 31, 2001, we completed a public offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of the offering in the State of Nevada. We sold 2,250,000 shares of common stock, par value, at a price of $0.10 per share to approximately 78 unaffiliated shareholders of record, none of whom were or are our officers or directors, and six affiliated shareholders. The offering was sold for $225,000 in cash, of which, sales commissions totaling $22,250 were paid.

  On May 5, 2001, we were issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of our offering of Common Stock in that state. The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale. On August 31, 2001, we completed a public offering of shares of common stock made pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of said offering in the State of Nevada, whereby we sold 2,250,000 shares of Common Stock to approximately 78 unaffiliated shareholders of record and six affiliated shareholders. The entire offering was conducted exclusively in the State of Nevada, pursuant to the permit issued by the State of Nevada. In addition, this offering was made on a best efforts basis. The aggregate offering price for the offering closed on August 31, 2001 was $225,000, of which approximately $202,750 was distributed to us and $22,250 was paid in sales commissions.

  At the time of the August 2001 offering, we were not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act. Further, we are not now, nor were we at the time of the August 2001 offering, considered to be an investment company. Finally, since inception, we have pursued a specific business plan to provide interactive and media services, and continue to do so.



PAGE-19-



  On March 25, 2001, we issued a total of 225,000 warrants representing underlying common stock to one warrant holder pursuant to Section 4(2) of the Act. NevWest Securities Corporation received warrants in exchange for services rendered as agreed upon in our Agent of the Issuer Service Agreement. We valued these warrants at the par value of the underlying shares, or $.001 per warrant. In order to perform their services, NevWest was provided with intimate knowledge of our operations and had access to our books and records. The warrants provide that the holder:

  * May exercise warrants at any time and prior to the expiration date, which is three years from September 4, 2001;

  *    May exercise warrants at a price of $0.11 per share;

  * Is not entitled to vote or receive dividends or be deemed the holder of common stock or any other securities, which may at any time, be issuable on the exercise of the warrants.

  The number and kind of securities purchasable and price to be paid upon exercise will be adjusted upon:

       *    Reclassification or merger,
       *    Subdivision or combination of shares,
       *    Stock dividends and other distributions,
       *    Adjustment of number of shares and
       *    Conversation of shares.

  There  have  been  no  other  issuances  of  common  stock   or
preferred stock.

Item 5.   Indemnification of Directors and Officers

  The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows:

  Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

  The Bylaws of the Company further state that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

  The Articles of Incorporation of the Company state that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.



PAGE-20-



  The Articles of Incorporation of the Company further state that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right, which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.



PAGE-21-



                            Part F/S

Item 1.   Financial Statements





                     BLUESTAR LEASING, INC.

                  (A DEVELOPMENT STAGE COMPANY)

                  AUDITED FINANCIAL STATEMENTS

                         AUGUST 31, 2001














PAGE-22-



                            CONTENTS


INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS:

Balance Sheets                                             1

Statement of Operations                                    2

Statement of Changes in Stockholders' Equity               3

Statement of Cash Flows                                    4

NOTES TO FINANCIAL STATEMENTS                             5-9











PAGE-23-



INDEPENDENT AUDITORS' REPORT

Board of Directors
BlueStar Leasing, Inc.:

We have audited the accompanying balance sheet of BlueStar Leasing, Inc. (A Development Stage Company) as of August 31, 2001 and the related statements of operations and accumulated deficit, changes in stockholders' equity and cash flows from inception (January 31, 2001) through August 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BlueStar Leasing, Inc. (a development stage company) as of August 31, 2001, and the results of its operations and its cash flows from inception (January 31, 2001) through August 31, 2001, in accordance with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As disclosed in
Note 6 to these financial statements, the Company has had limited operations and has not established a long-term source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regards to this issue is also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





                              Chavez & Koch, CPA's, Ltd.

September 28, 2001 (With the exception of the Balance Sheets,
Statement of Operations, Statement of Changes in Stockholders'
Equity and Notes 3 and 5, which were revised on January 8, 2002)
Henderson, Nevada



PAGE-24-



                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
                         BALANCE SHEETS
                      AS OF AUGUST 31, 2001

                             ASSETS
                                                8/31/2001
Current Assets:                                 ---------

Cash                                             $202,805
                                                ---------
Total current assets                              202,805

Other Assets                                          720
                                                ---------
Total Assets                                     $203,525
                                                =========

          LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' Equity:
Common stock; 20,000,000 authorized; 6,250,000    $6,250
issued and outstanding; par value of $.001
Preferred stock; 5,000,000 authorized; none            -
issued and outstanding; par value of $.001
Additional paid in capital                       818,750
Stock issued for future services                 (62,500)
Accumulated deficit in development stage         (558,975)
                                                ---------
TOTAL STOCKHOLDERS' EQUITY                       $203,525
                                                =========









 The accompanying independent auditors' report and the notes to financial statements should be read in conjunction with these
                         Balance Sheets.



PAGE-25-F1



                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
        STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
           FOR THE PERIOD INCEPTION TO AUGUST 31, 2001

                                      Inception to
                                      8/31/2001
                                     -------------
Expenses:
Organization cost                         $232
Bank Charges                                58
Commission Expense                      22,200
Professional Fees                       35,000
Stock based compensation               501,485
                                     -------------
Loss before income taxes               (558,975)

Income tax expense                           -
                                     -------------
NET LOSS                               (558,975)

ACCUMULATED DEFICIT, beginning of            -
period                               -------------

ACCUMULATED DEFICIT, end of period     $(558,975)
                                     =============

Weighted average number of shares      4,170,288
outstanding                          =============

Net loss per share                     $(0.13)
                                     =============








 The accompanying independent auditors' report and the notes to financial statements should be read in conjunction with these Statements of Operations and Accumulated Deficit.



PAGE-26-F2



                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
          STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
           FOR THE PERIOD INCEPTION TO AUGUST 31, 2001

                                                                        Total
                 Common Stock   Additional  Stock Issued  Deficit      Stock-
                --------------     Paid     for Future    Accumulated holders'
                Shares   Value  In Capital  Services      Dev. Stage   Equity
-----------------------------------------------------------------------------

Issued for cash
January 31,     73,440   $ 73    $ 10,943      $ -            -       $11,016
2001

Issued for
services
January 31,    301,780    302      44,965        -            -        45,267
2001

Issued for
services
January 31,    301,780    302      44,965        -            -        45,267
2001

Issued for
services
January 31,    333,333    333      49,667  (50,000)           -             -
2001

Issued for
services
January 31,  2,739,667  2,740     408,210        -            -       410,950
2001

Issued for
services
January 31,    250,000    250      37,250  (37,500)           -             -
2001

Issued for cash
August 31,   2,250,000  2,250     222,750        -            -       225,000
2001

Issued for
services
August 31,           -      -           -   25,000            -        25,000
2001

Net Loss
August 31,           -      -           -        -     (558,975)    (558,975)
2001
             ----------------------------------------------------------------
Balance at   6,250,000 $6,250     818,750  $(62,500)  $(558,975)    $203,525
August 31,   ================================================================
2001
















 The accompanying independent auditors' report and the notes to financial statements
 should be read in conjunction with this Statement of Changes in
                      Stockholders' Equity.



PAGE-27-F3



                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
                    STATEMENTS OF CASH FLOWS
           FOR THE PERIOD INCEPTION TO AUGUST 31, 2001

                                           Inception to
                                           08/31/2001
                                           ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                   $(558,975)
Adjustments to reconcile net loss to
net cash
provided by operating activities:
Increase in other assets                      (720)
Services provided to pay for stock           25,000
Stock based compensation                    501,485
                                           ------------
Net Cash Used in Operating Activities       (33,210)
                                           ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Stock issuance                                2,927
Additional paid-in capital received         233,088
                                           ------------
Net cash provided in financing              236,015
activities                                 ------------

NET INCREASE IN CASH                        202,805

CASH, BEGINNING OF PERIOD                         -

CASH, END OF PERIOD                       $ 202,805
                                           ============
SUPPLEMENTAL INFORMATION:
Interest paid                                    $-
                                           ============
Taxes paid                                       $-
                                           ============






 The accompanying independent auditors' report and the notes to financial statements
   should be read in conjunction with these Statements of Cash
                             Flows.



PAGE-28-F4



                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                         AUGUST 31, 2001

NOTE 1-ORGANIZATION AND PURPOSE

     BlueStar Leasing, Inc. (a development stage company) has been organized for the primary purpose of providing financing services for "microticket" equipment leases. The Company will originate leases for products that typically have limited distribution channels and high selling costs. The Company also intends to provide online equipment financing and financial planning services for small to mid-sized businesses through the Company's business-to-business website. The Company was incorporated in the state of Nevada on January 31, 2001. The Company has had little revenue generating operations to date, and therefore, in accordance to Statement on Financial Accounting Standards No. 7, the Company is considered a development stage company.


NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     BlueStar Leasing, Inc.'s policy is to prepare its financial statements on the accrual basis of accounting. The fiscal year end is December 31.

     Cash and Cash Equivalents

     Cash equivalents consist of highly liquid investments with maturities of three months or less when purchased.

     Summary of Non-Cash Transactions

     There were non-cash transactions that are discussed in detail in Note 3.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from those estimates.

     Income Taxes

     Income taxes are generally provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of fixed assets for financial and income tax reporting. The Company has no deferred tax assets and liabilities representing the future tax return consequences of those differences because currently the Company has no material temporary timing differences that give rise to these tax assets and liabilities. Currently there are no federal income taxes due.



PAGE-29-F5



                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
            NOTES TO FINANCIAL STATEMENTS (Continued)
                         AUGUST 31, 2001

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Earnings Per Share

     Earnings per share for any specific period end is calculated by first determining the weighted average number of shares that were outstanding for the period end. The net loss for that period end is then divided by the weighted average number of shares outstanding for that period to arrive at earnings per share.

     Advertising

     Advertising costs are to be expensed when incurred.
     Advertising expenses from inception to August 31, 2001 are $0.

     Stock-Based Compensation to Non-Employees

     The Company enters into transactions whereby it compensates outside service providers with stock in exchange for the services. In accordance with SFAS 123 Accounting for Stock-Based Compensation, the Company determines the fair value of the services to determine how many shares are to be issued; otherwise, if the value of the services cannot be determined, then the fair value of the stock is used to determine the value of the services.

NOTE 3-STOCK ISSUED FOR FUTURE SERVICES


     On the Balance Sheet the stock issued for future services consists of the unamortized amount of $62,500, which is a contra-equity account. The original total amortizable amount of the stock issued for future services $87,500. Two shareholders promising to provide services or their rights to future services are s follows: GoPublicToday.com has promised to provide future services valued at $37,500 in exchange for 250,000 shares of stock. GoPublicToday.com will help the Company develop a business plan and establish its organization and infrastructure. The future services consists of the preparation and filing of all required documents with regards to (1) the registration of the direct public offering and (2) the full registration, under Section 12(d) or 12(g) of the Securities Exchange Act, of the Form 10-SB; the preparation of Form 211 to be filed with NASD, assist client with locating and negotiating a contract with a licensed level three market maker, and assisting client in answering any and all comment letters received from the
     NASD.      The   agreements  continue  until  the  Company's
     securities are qualified for quotation on the over the counter bulletin board. Newport Advisors entered into an agreement with GoPublicToday.com, Inc. whereby it is liable to pay for $50,000 of services, which will be performed for the Company. In exchange for this shareholders' commitment to pay for services, on behalf of the Company, it received 333,333 shares of stock. Subsequently, Newport Advisors transferred 166,667 of these shares to Ron Davis and 166,666 shares to Christopher Secreto.

     All of the shares related to these future services have been issued to the stockholders as of January 31, 2001 and are fully vested and non-forfeitable. As the services are provided, the related expenses will be recorded on the statement of operations and the stock issued for



PAGE-30-F6



                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
            NOTES TO FINANCIAL STATEMENTS (Continued)
                         AUGUST 31, 2001

NOTE 3-STOCK ISSUED FOR FUTURE SERVICES (CONTINUED)

     future services will be reduced accordingly. For the period inception through August 31, 2001, $25,000 of the services were provided and expensed.

     The value of the services is based on prior services provided by the shareholders and on the cost of similar services provided by other similar service providers. The number of shares issued for services is based on the value of the services divided by the par value of the shares.

NOTE 4-STOCKHOLDER'S EQUITY

     January 31, 2001 - The Company issued 677,000 shares to the two company founders in exchange for cash as follows:

          The Company issued to Chris Secreto 36,720 shares of $0.001 par value common stock in exchange for cash in the amount of $5,508. Of the total amount received, $37 is considered common stock and $5,471 is considered additional paid-in capital.

          The Company issued to Ronald Davis 36,720 shares of $0.001 par value common stock in exchange for cash in the amount of $5,508. Of the total amount received, $37 is considered common stock and $5,471 is considered additional paid-in capital.

          The Company issued to Chris Secreto 301,780 shares of $0.001 par value common stock in exchange for services in the amount of $45,267. Of the total amount received, $302 is considered common stock and $44,965 is considered additional paid in capital. The Company determined the fair value of the shares based upon contemporaneous issuance at $.15 per share.

          The Company issued to Ron Davis 301,780 shares of $0.001 par value common stock in exchange for services in the amount of $45,267. Of the total amount received, $302 is considered common stock and $44,965 is considered additional paid in capital. The Company determined the fair value of the shares based upon contemporaneous issuance at $.15 per share.

     All of these shares were issued in accordance with Section
     4(2) of the Securities Act of 1933.

     January 31, 2001 - The Company issued 3,323,000 shares in exchange for future services as follows:

          The Company issued 333,333 shares of $0.001 par value common stock to Newport Advisors in exchange for its commitment to pay for services to be rendered in the amount of $50,000. Of the total received, $333 is considered common stock and $49,667 is considered additional paid-in capital.



PAGE-31-F7



                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
            NOTES TO FINANCIAL STATEMENTS (Continued)
                         AUGUST 31, 2001

NOTE 4-STOCKHOLDER'S EQUITY (CONTINUED)

          The Company issued 2,739,667 shares of $0.001 par value common stock to Newport Advisors in exchange for services in the amount of $410,950. Of the total received, $2,740 is considered common stock and $408,210 is considered additional paid in capital. The Company determined the fair value of the shares based upon contemporaneous issuance at $.15 per share.

          Subsequently, Newport Advisors transferred 1,536,500 to
          Ron Davis and 1,536,500 to Chris Secreto.

          The Company issued 250,000 shares of $0.001 par value common stock to
          GoPublicToday.com in exchange for future services to be rendered in the amount of $37,500. Of the total received, $250 is considered common stock and $37,250 is considered additional paid-in capital.

     August 31, 2001 - The Company closed its offering pursuant to Regulation D, Rule 504 of the 1933 Securities and Exchange Act, as amended, whereby it sold a total of 2,250,000 shares of its $0.001 par value common stock at $0.10 per share to outside investors. Of the total number of shares, 2,250,000 shares were issued in exchange for cash in the amount of $225,000, net of offering costs in the amount of $22,250 of which $22,250 was commission. Of the total cash received, $2,250 is considered common stock and $222,750 is considered additional paid-in capital. There have been no other issuances of common stock or preferred stock. The Company sold all 2,250,000 shares of its common stock to approximately 84 unaffiliated shareholders, none of whom were/are officers.
     August 31, 2001 - The Company had 6,250,000 shares of common stock issued and outstanding, held by 87 shareholders of record.

NOTE 5-RELATED PARTY TRANSACTIONS

     In January 2001, the Company issued 3,041,447 shares to Mr.
     Secreto and his affiliates valued at $456,217 and an additional 301,780 shares to Mr. Davis and his affiliates valued at $45,267.

NOTE 6-GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has little current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. Management expects revenue to cover future costs and expenses.



PAGE-32-F8



                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
            NOTES TO FINANCIAL STATEMENTS (Continued)
                         AUGUST 31, 2001

NOTE 7-WARRANTS AND OPTIONS

     As of August 31, 2001, the following 225,000 warrants have been issued to acquire any additional shares of common stock.

          On March 5, 2001, 225,000 warrants were granted to NevWest Securities , as an incentive, in addition to the fees collected from the 504 offering and they are considered vested and exercisable upon receipt. The warrants expire 36 months from the commencement date. The estimated value of the warrants is equivalent to the par value of the shares which is $225. Upon the exercise of the warrants the purchase price is $0.11 per share. Because the current value of the shares is less than the exercise price, the shares are "out of the money"; therefore, have no aggregate value as of August 31, 2001.








PAGE-33-F9






                     BLUESTAR LEASING, INC.

                  (A DEVELOPMENT STAGE COMPANY)

                  REVIEWED FINANCIAL STATEMENTS

                       SEPTEMBER 30, 2001

                            UNAUDITED










PAGE-34-



                            CONTENTS


INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS:

Balance Sheets                                             1

Statement of Operations                                    2

Statement of Changes in Stockholders' Equity               3

Statement of Cash Flows                                    4

NOTES TO FINANCIAL STATEMENTS                            5-10







PAGE-35-

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
BlueStar Leasing, Inc.:

We have reviewed the accompanying balance sheet of BlueStar Leasing, Inc. as of September 30, 2001, and the related statements of operations and accumulated deficit, changes in stockholders' equity and cash flows for the period from July 1, 2001 to September 30, 2001, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of BlueStar Leasing, Inc.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As disclosed in
Note 8 to these financial statements, the Company has had limited operations and has not established a long-term source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regards to this issue is also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





                              Chavez & Koch, CPA's, Ltd.


November 13, 2001 (With the exception Balance Sheet, Statement of
Operations and Accumulated Deficit, Statement of Changes in
Stockholders' Equity, Statements of Cash Flows, Note 4)
Henderson, Nevada



PAGE-36-



                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
                         BALANCE SHEETS
                    AS OF SEPTEMBER 30, 2001
                           (UNAUDITED)

                             ASSETS
                                                9/30/2001
Current Assets:                                 ---------

Cash                                             $30,251
Loan receivable                                   60,000
                                                ---------
Total current assets                              90,251

Leased equipment inventory                         5,000

Other Assets                                         720
                                                ---------
Total Assets                                     $95,971
                                                =========

          LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' Equity:
Common stock; 20,000,000 authorized; 6,250,000    $6,250
issued and outstanding as of September 30,
2001; par value of $.001
Preferred stock; 5,000,000 authorized; none            -
issued and outstanding as of September 30,
2001; par value of $.001
Additional paid in capital                       818,750
Stock issued for future services                 (43,750)
Accumulated deficit in development stage         (685,279)
                                                ----------
Total stockholders' equity                        95,971
                                                ----------
TOTAL STOCKHOLDERS' EQUITY                       $95,971
                                                ==========





 The accompanying independent auditors' report and the notes to financial statements should be read in conjunction with these
                         Balance Sheets.



PAGE-37-F1



                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
        STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
        FOR THE PERIOD JULY 1, 2001 TO SEPTEMBER 30, 2001
                           (UNAUDITED)

                                      7/1/2001   Inception
                                         to         to
                                     9/30/2001   9/30/2001
                                    -----------------------
REVENUES                                    $-      $63
COST OF REVENUES                             -        -
                                    -----------------------
Gross profit                                 -       63
                                    -----------------------
EXPENSES:
Organization cost                            -      295
Bank Charges                                72      112
Commission Expense                      22,200   22,200
Professional Fees                      152,000  662,735
                                    -----------------------
Total expenses                         174,272  685,342
                                    -----------------------
Loss before income taxes             (174,272) (685,279)


Income tax expense                           -        -
                                    -----------------------
NET LOSS                             (174,272) (685,279)


ACCUMULATED DEFICIT, beginning of      (9,522)        -
period                              -----------------------

ACCUMULATED DEFICIT, end of period  $(183,794) $(685,279)
                                    =======================

Weighted average number of shares    5,201,360  4,428,103
outstanding                         =======================

Net loss per share                     $(0.03)  $(0.15)
                                    =======================




 The accompanying independent auditors' report and the notes to financial statements should be read in conjunction with these Statements of Operations and Accumulated Deficit.



PAGE-38-F2



                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
          STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
              FROM INCEPTION TO SEPTEMBER 30, 2001
                           (UNAUDITED)

                                                                        Total
                 Common Stock   Additional  Stock Issued  Deficit      Stock-
                --------------     Paid     for Future    Accumulated holders'
                Shares   Value  In Capital  Services      Dev. Stage   Equity
-----------------------------------------------------------------------------

Issued for cash
January 31,     73,440   $ 73   $ 10,943      $ -             -       $11,016
2001

Issued for
services
January 31,    301,780    302     44,965        -             -        45,267
2001

Issued for
services
January 31,    301,780    302     44,965        -             -        45,267
2001

Issued for
services
January 31,    333,333    333     49,667  (50,000)            -             -
2001

Issued for
services
January 31,   2,739,667  2,740   408,210        -             -       410,950
2001

Issued for
services
January 31,    250,000    250     37,250  (37,500)            -             -
2001

Issued for cash
August 31,    2,250,000 2,250    222,750        -             -       225,000
2001

Issued for
services
August 31,           -      -          -    25,000            -        25,000
2001

Issued for
services
September 30,        -      -          -    18,750            -        18,750
2001

Net Loss
September 30,        -      -          -         -     (685,279)    (685,279)
2001          ---------------------------------------------------------------

Balance at    6,250,000 $6,250   $818,750  $(43,750)  $(685,279)     $95,971
August 31,    ===============================================================
2001







 The accompanying independent auditors' report and the notes to financial statements
 should be read in conjunction with this Statement of Changes in
                      Stockholders' Equity.



PAGE-39-F3



                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
                    STATEMENTS OF CASH FLOWS
        FOR THE PERIOD JULY 1, 2001 TO SEPTEMBER 30, 2001
                           (UNAUDITED)

                                       7/1/01 to   Inception to
                                       9/30/2001   9/30/2001
                                       ------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                               $(174,272)  $(685,279)
Adjustments to reconcile net loss to
net cash
provided by operating activities:
Increase in other assets                       -        (720)
Services provided to pay for stock        43,750      25,000
Stock based compensation                       -     501,485
                                       ------------------------
Net cash used in operating activities   (130,522)   (140,764)
                                       ------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in leased equipment              (5,000)    (5,000)
inventory
Increase in loan receivable              (60,000)   (60,000)
                                       ------------------------
Net cash used in investing activities    (65,000)   (65,000)
                                       ------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Stock issuance                             2,250      2,927
Additional paid-in capital received      222,750    233,088
                                       ------------------------
Net cash provided in financing           225,000    236,015
activities                             ------------------------

NET INCREASE IN CASH                      29,478     30,251

CASH, BEGINNING OF PERIOD                    773          -
                                       ------------------------
CASH, END OF PERIOD                      $30,251    $30,251
                                       ========================
SUPPLEMENTAL INFORMATION:
Interest paid                               $-       $-
                                       ========================
Taxes paid                                  $-       $-
                                       ========================


 The accompanying independent auditors' report and the notes to financial statements
   should be read in conjunction with these Statements of Cash
                             Flows.



PAGE-40-F4



                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                       SEPTEMBER 20, 2001

NOTE 1-ORGANIZATION AND PURPOSE

     BlueStar Leasing, Inc. (a development stage company) has been organized for the primary purpose of providing financing services for "microticket" equipment leases. The Company will originate leases for products that typically have limited distribution channels and high selling costs. The Company also intends to provide online equipment financing and financial planning services for small to mid-sized businesses through the Company's business-to-business website. The Company was incorporated in the state of Nevada on January 31, 2001. The Company has had little revenue generating operations to date, and therefore, in accordance to Statement on Financial Accounting Standards No. 7, the Company is considered a development stage company.


NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     BlueStar Leasing, Inc.'s policy is to prepare its financial statements on the accrual basis of accounting. The fiscal year end is December 31.

     Cash and Cash Equivalents

     Cash equivalents consist of highly liquid investments with maturities of three months or less when purchased.

     Summary of Non-Cash Transactions

     There were non-cash transactions that are discussed in detail in Note 3.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from those estimates.

     Income Taxes

     Income taxes are generally provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of fixed assets for financial and income tax reporting. The Company has no deferred tax assets and liabilities representing the future tax return consequences of those differences because currently the Company has no material temporary timing differences that give rise to these tax assets and liabilities. Currently there are no federal income taxes due.



PAGE-41-F5



                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
            NOTES TO FINANCIAL STATEMENTS (Continued)
                       SEPTEMBER 20, 2001

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Earnings Per Share

     Earnings per share for any specific period end is calculated by first determining the weighted average number of shares that were outstanding for the period end. The net loss for that period end is then divided by the weighted average number of shares outstanding for that period to arrive at earnings per share.

     Advertising

     Advertising costs are to be expensed when incurred.
     Advertising expenses from inception to September 30, 2001 are $0.

     Stock-Based Compensation to Non-Employees

     The Company enters into transactions whereby it compensates outside service providers with stock in exchange for the services. In accordance with SFAS 123 Accounting for Stock-Based Compensation, the Company determines the fair value of the services to determine how many shares are to be issued; otherwise, if the value of the services cannot be determined, then the fair value of the stock is used to determine the value of the services.


NOTE 3-LOAN RECEIVABLE

     On September 27, 2001, the Company loaned $60,000 to InsureMart. The Company received a Promissory Note and Security Agreement dated the same. The agreement calls for an interest rate of 12% and monthly interest only payments on the 1st of each month. The note was originally due and payable in full on December 31, 2001, but the agreement called for an extension to March 31, 2002, which was exercised. The note is collateralized by all tangible and intangible assets of the maker. The note is also personally guaranteed by the owners of InsureMart. InsureMart is an automotive insurance provider. There is no common ownership between the Company and InsureMart.

NOTE 4-STOCK ISSUED FOR FUTURE SERVICES

     On the Balance Sheet the stock issued for future services consists of the unamortized amount of $43,750, which is a contra-equity account. The original total amortizable amount of the stock issued for future services $87,500. Three shareholders promising to provide services or their rights to future services are s follows: GoPublicToday.com has promised to provide future services valued at $37,500 in exchange for 250,000 shares of stock. GoPublicToday.com will help the Company develop a business plan and establish its organization and infrastructure. The future services consists of the preparation and filing of all required documents with regards to (1) the registration of the direct public offering and (2) the full registration, under Section 12(d) or 12(g) of the Securities Exchange Act, of the Form 10-SB; the preparation of Form 211 to be filed with NASD, assist client with locating and negotiating a contract with a licensed level three market maker, and assisting client in



PAGE-42-F6




                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
            NOTES TO FINANCIAL STATEMENTS (Continued)
                       SEPTEMBER 20, 2001

NOTE 4- STOCK ISSUED FOR FUTURE SERVICES (CONTINUED)

     answering any and all comment letters received from the
     NASD.    The agreements continue until the Company's
     securities are qualified for quotation on the over the counter bulletin board. Newport Advisors entered into an agreement with GoPublicToday.com, Inc. whereby it is liable to pay for $50,000 of services, which will be performed for the Company. In exchange for this shareholders' commitment to pay for services, on behalf of the Company, it received 333,333 shares of stock. Subsequently, Newport Advisors transferred 166,667 of these shares to Ron Davis and 166,666 shares to Christopher Secreto.

     All of the shares related to these future services have been issued to the stockholders as of January 31, 2001 and are fully vested and non-forfeitable. As the services are provided, the related expenses will be recorded on the statement of operations and the stock issued for future services will be reduced accordingly. For the period inception through September 30, 2001, $43,750 of the services were provided and expensed.

     The value of the services is based on prior services provided by the shareholders and on the cost of similar services provided by other similar service providers. The number of shares issued for services is based on the value of the services divided by the par value of the shares.

NOTE 5-LEASE EQUIPMENT INVENTORY

     The lease equipment inventory is equipment purchased by the Company to lease out to customers. The leases are set up as operating leases; therefore, the Company maintains the title. The payments on the leases from the customers will be recognized as income as they become receivable according to the lease agreements. The lease equipment inventory is treated the same as fixed assets of the Company and is depreciated over a useful life of 5 years. No depreciation has been recorded as of September 30, 2001 since the equipment was purchased at the end of the quarter.


NOTE 6-STOCKHOLDER'S EQUITY

     January 31, 2001 - The Company issued 677,000 shares to the two company founders in exchange for cash and services as follows:

          The Company issued to Chris Secreto 36,720 shares of $0.001 par value common stock in exchange for cash in the amount of $5,508. Of the total amount received, $37 is considered common stock and $5,471 is considered additional paid-in capital.

          The Company issued to Ronald Davis 36,720 shares of $0.001 par value common stock in exchange for cash in the amount of $5,508. Of the total amount received, $37 is considered common stock and $5,471 is considered additional paid-in capital.

          The Company issued to Chris Secreto 301,780 shares of
          $0.001 par value common stock in exchange for services in the amount of $45,267. Of the total amount



PAGE-43-F7



                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
            NOTES TO FINANCIAL STATEMENTS (Continued)
                       SEPTEMBER 20, 2001

NOTE 6-STOCKHOLDER'S EQUITY (CONTINUED)

          received, $302 is considered common stock and $44,965 is considered additional paid in capital. The Company determined the fair value of the shares based upon contemporaneous issuance at $.15 per share.

          The Company issued to Ron Davis 301,780 shares of $0.001 par value common stock in exchange for services in the amount of $45,267. Of the total amount received, $302 is considered common stock and $44,965 is considered additional paid in capital. The Company determined the fair value of the shares based upon contemporaneous issuance at $.15 per share.

     All of these shares were issued in accordance with Section
4(2) of the Securities Act of 1933.

     January 31, 2001 - The Company issued 3,323,000 shares in exchange for future services as follows:

          The Company issued 333,333 shares of $0.001 par value common stock to Newport Advisors in exchange for its commitment to pay for services to be rendered in the amount of $50,000. Of the total received, $333 is considered common stock and $49,667 is considered additional paid-in capital.

          The Company issued 2,739,667 shares of $0.001 par value common stock to Newport Advisors in exchange for services in the amount of $410,950. Of the total received, $2,740 is considered common stock and $408,210 is considered additional paid in capital. The Company determined the fair value of the shares based upon contemporaneous issuance at $.15 per share.

          Subsequently, Newport Advisors transferred 1,536,500 to
          Ron Davis and 1,536,500 to Chris Secreto.

          The Company issued 250,000 shares of $0.001 par value common stock to GoPublicToday.com in exchange for future services to be rendered in the amount of $37,500. Of the total received, $250 is considered common stock and $37,250 is considered additional paid-in capital.

          The above-referenced stock issued for future services of $87,500 at January 31, 2001 consists of consulting fees associated with future services to help the Company develop a business plan and establish its organization and infrastructure. All of the shares related to future services have been issued to the stockholders as of
          January 31, 2001 and are fully vested and non-forfeitable. The future services related to the issuance of stock are expensed as the related work is performed. The value of the services is based on prior services provided by GoPublicToday.com and on the cost of similar services provided by other service providers. The number of shares issued for services is based on the value of the services divided by the par value of the shares. For the period January 31, 2001 through September 31, 2001, $43,750 of the services were earned and expensed; thus removed from the stock issued for future services balance in the equity section.



PAGE-44-F8



                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
            NOTES TO FINANCIAL STATEMENTS (Continued)
                       SEPTEMBER 20, 2001

NOTE 6-STOCKHOLDER'S EQUITY (CONTINUED)

     August 31, 2001 - The Company closed its offering pursuant to Regulation D, Rule 504 of the 1933 Securities and Exchange Act, as amended, whereby it sold a total of 2,250,000 shares of its $0.001 par value common stock at $0.10 per share to outside investors. Of the total number of shares, 2,250,000 shares were issued in exchange for cash in the amount of $225,000, net of offering costs in the amount of $22,250 of which $22,250 was commission. Of the total cash received, $2,250 is considered common stock and $222,750 is considered additional paid-in capital. There have been no other issuances of common stock or preferred stock. The Company sold all 2,250,000 shares of its common stock to approximately 84 unaffiliated shareholders, none of whom were/are officers.

     August 31, 2001 - The Company had 6,250,000 shares of common stock issued and outstanding, held by 87 shareholders of record.


NOTE 7 - RELATED PARTY TRANSACTIONS

     In January 2001, the Company issued 3,041,447 shares to Mr.
     Secreto and his affiliates valued at $456,217 and an additional 301,780 shares to Mr. Davis and his affiliates valued at $45,267.

     The Company has paid $67,500 to Newport Advisors from inception through September 30, 2001. Newport Advisors is owned and operated by Mr. Secreto, one of the shareholders of the Company. These fees were for business development services provided by Newport Advisors to help set up and organize the Company. These services were provided in addition to the services provided by GoPublicToday.com referred to in Note 4. These fees have been recorded to and are presented in the professional fee expense line item of the Statement of Operations and Accumulated Deficit.

     The Company has paid $30,000 to Arrowhead Asset Management from inception through September 30, 2001. Arrowhead Asset Management is owned and operated by Mr. Davis, one of the shareholders of the Company. These fees were for market research services provided by Arrowhead Asset Management to determine and establish the Company's marketing strategies. These services were provided in addition to the services provided by GoPublicToday.com referred to in Note 4. These fees have been recorded to and are presented in the professional fee expense line item of the Statement of Operations and Accumulated Deficit.

     The Company has paid $10,000 to GoPublicToday.com, a shareholder of the Company, from inception through September 30, 2001. These fees were for services to help the Company develop a business plan and establish its organization and infrastructure. These services were provided in addition to the services provided by GoPublicToday.com referred to in
     Note 4. These fees have been recorded to and are presented in the professional fee expense line item of the Statement of Operations and Accumulated Deficit.



PAGE-45-F9



                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
            NOTES TO FINANCIAL STATEMENTS (Continued)
                       SEPTEMBER 20, 2001

NOTE 8-GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has little current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. Management expects revenue to cover future costs and expenses.


     NOTE 9-WARRANTS AND OPTIONS

     As of September 30, 2001, the following 225,000 warrants have been issued to acquire any additional shares of common stock.

          On March 5, 2001, 225,000 warrants were granted to NevWest Securities , as an incentive, in addition to the fees collected from the 504 offering and they are considered vested and exercisable upon receipt. The warrants expire 36 months from the commencement date. The estimated value of the warrants is equivalent to the par value of the shares which is $225. Upon the exercise of the warrants the purchase price is $0.11 per share. Because the current value of the shares is less than the exercise price, the shares are "out of the money"; therefore, have no aggregate value as of September 30, 2001.










PAGE-46-F10






                     BLUESTAR LEASING, INC.

                  (A DEVELOPMENT STAGE COMPANY)

                  AUDITED FINANCIAL STATEMENTS

                        DECEMBER 31, 2001







PAGE-47-




                            CONTENTS



INDEPENDENT AUDITOR'S REPORT


FINANCIAL STATEMENTS:

Balance Sheets                                                  1

Statement of Operations and                                     2
Accumulated Deficit

Statement of Changes in                                         3
Stockholders' Equity

Statement of Cash Flows                                         4

NOTES TO FINANCIAL STATEMENTS:                               5-11








PAGE-48-




                  INDEPENDENT AUDITORS' REPORT


Board of Directors
BlueStar Leasing, Inc.

We have audited the accompanying balance sheet of BlueStar Leasing, Inc. (A Development Stage Company) as of December 31, 2001 and the related statement of operations and accumulated deficit, changes in stockholders' equity and cash flows from inception (January 31, 2001) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BlueStar Leasing, Inc. (a development stage company) as of December 31, 2001, and the results of its operations and its cash flows from inception (January 31, 2001) through December 31, 2001, in accordance with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As disclosed in
Note 9 to these financial statements, the Company has had limited operations and has not established a long-term source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regards to this issue is also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                              Chavez & Koch, CPA's, Ltd.

March 12, 2002
Henderson, Nevada



PAGE-49-



                     BLUESTAR LEASING, INC.
                  (A Development Stage Company)
                         BALANCE SHEETS
                     AS OF DECEMBER 31, 2001

                             ASSETS
                                       12/31/01
                                     -------------
CURRENT ASSETS:
Cash                                      $5,796
Interest receivable                        1,960
Loan receivable                           75,600
Net investment in capital leases          15,239
                                     -------------
Total current assets                      98,595
                                     -------------
INVESTMENTS:
Net investment in capital leases          94,998
                                     -------------
Total investments                         94,998
                                     -------------
TOTAL ASSETS:                           $193,593
                                     =============

      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accrued liabilities                       $2,250
Due to shareholder                       100,181
                                     -------------
Total current liabilities                102,431
                                     -------------
STOCKHOLDERS' EQUITY:
Common stock; 20,000,000
authorized; 6,250,000
issued and outstanding as of
December 31, 2001;
par value of $0.001                       $6,250
Preferred stock; 5,000,000                     -
authorized; none issued and
outstanding as of December 31,
2001; par value of $0.001
Additional paid in capital               818,750
Accumulated deficit in                 (733,838)
development stage                    -------------
Total stockholders' equity                91,162
                                     -------------
TOTAL LIABILITIES AND                   $193,593
STOCKHOLDERS' EQUITY                 =============







 The accompanying independent auditors' report and the notes to financial statements should be
          read in conjunction with these Balance Sheet.



PAGE-50-F1



                     BLUESTAR LEASING, INC.
                  (A Development Stage Company)
          STATEMENT OF OPERATIONS AND ACCUMLATED DEFICT
     FROM INCEPTION (JANUARY 31, 2001) TO DECEMBER 31, 2001


                               Inception
                                  to
                               12/31/00
                              -------------
REVENUES                              $98
COST OF REVENUES                        -
                              -------------
Gross profit                           98
                              -------------
EXPENSES:
General and administrative         22,993
Professional fees                 712,903
                              -------------
Total expenses                    735,896

Operating loss                  (735,798)

OTHER INCOME
Interest income                     1,960
                              -------------
Total other income                  1,960

Loss before income taxes        (733,838)
Income tax expense                      -
                              -------------
NET INCOME (LOSS)               (733,838)

ACCUMULATED DEFICIT,                    -
beginning of period           -------------

ACCUMULATED DEFICIT, end of    $(733,838)
period                        =============

Weighted average number of      4,803,882
shares outstanding            =============

Net loss per share                $(0.15)
                              =============






 The accompanying independent auditors' report and the notes to financial statements should be
    read in conjunction with this Statement of Operations and
                      Accumulated Deficit.



PAGE-51-F2



                     BLUESTAR LEASING, INC.
                  (A Development Stage Company)
          STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
     FROM INCEPTION (JANUARY 31, 2001) TO DECEMBER 31, 2001


                                                                        Total
                 Common Stock   Additional  Stock Issued  Deficit      Stock-
                --------------     Paid     for Future    Accumulated holders'
                Shares   Value  In Capital  Services      Dev. Stage   Equity
-----------------------------------------------------------------------------

Issued for cash
January 31,     73,440   $ 73   $ 10,943      $ -             -       $11,016
2001

Issued for
services
January 31,    301,780    302     44,965        -             -        45,267
2001

Issued for
services
January 31,    301,780    302     44,965        -             -        45,267
2001

Issued for
services
January 31,    333,333    333     49,667  (50,000)            -             -
2001

Issued for
services
January 31,   2,739,667  2,740   408,210        -             -       410,950
2001

Issued for
services
January 31,    250,000    250     37,250  (37,500)            -             -
2001

Issued for cash
August 31,    2,250,000 2,250    222,750        -             -       225,000
2001

Issued for
services
August 31,           -      -          -    25,000            -        25,000
2001

Issued for
services
September 30,        -      -          -    18,750            -        18,750
2001

Issued for
services
December 31,         -      -          -    43,750            -        43,750
2001

 Net loss
 December 31,        -      -          -         -     (733,838)    (733,838)
 2001          --------------------------------------------------------------

 Total
 December 31,  6,250,000  $6,250  $818,750      $-    $(733,838)     $91,162
 2001          ==============================================================





    The accompanying independent auditors' report and the notes to financial statements should be read in conjunction with this Statement of Changes in Stockholder's Equity.



PAGE-52-F3



                     BLUESTAR LEASING, INC.
                   (A Development Stage Company)
                    STATEMENTS OF CASH FLOWS
                     FROM INCEPTION (JANUARY
                      31, 2001) TO DECEMBER
                            31, 2001

                                  Inception
                                      to
                                   12/31/01
                                  -----------
 CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net loss                          $(733,838)
 Adjustments to reconcile net
 loss to net cash
      provided by operating
 activities:
 Services provided to pay for         87,500
 stock
 Stock based compensation            501,485
 Increase in interest receivable     (1,960)
 Increase in accrued liabilities       2,250
                                  -----------
 Net cash used in operating        (144,563)
 activities                       -----------

 CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Lease equipment inventory         (110,237)
 Increase in loans receivable       (75,600)
                                  -----------
 Net cash used in investing        (185,837)
 activities                       -----------

 CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Increase in loan from               100,181
 shareholder
 Stock issuance                        2,927
 Additional paid in capital          233,088
                                  -----------
 Net cash provided by financing      336,196
 activities

 NET INCREASE IN CASH                  5,796

 CASH, BEGINNING OF PERIOD                 -
                                  -----------
 CASH, END OF PERIOD                  $5,796
                                  ===========
 SUPPLEMENTARY INFORMATION:
 Interest Paid                            $-
                                  ===========
 Income taxes paid                        $-
                                  ===========
 Professional fees paid for with     $87,500
 issuance of stocks               ===========



    The accompanying independent auditors' report and the notes to financial statements should be read in conjunction with this Statement of Cash Flows.



PAGE-53-F4



                    BLUESTAR LEASING, INC.
                (A Development Stage Company)
                NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 2001

NOTE 1-ORGANIZATION AND PURPOSE

BlueStar Leasing, Inc. (a development stage company) has been organized for the primary purpose of providing financing services for 'microticket' equipment leases. The Company will originate leases for products that typically have limited distribution channels and high selling costs. The Company also intends to provide online equipment financing and financial planning services for small to mid-sized businesses through the Company's business-to-business website. The Company was incorporated in the state of Nevada on January 31, 2001. The Company has had little revenue generating operations to date, and therefore, in accordance to Statement on Financial Accounting Standards No. 7, the Company is considered a development stage company.


NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

BlueStar Leasing, Inc.'s policy is to prepare its financial statements on the accrual basis of accounting.
The fiscal year end is December 31.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with maturities of three months or less when purchased.

Summary of Non-Cash Transactions

There were non-cash transactions that are discussed in detail in Note 4.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from those estimates.

Fixed Assets

Fixed assets are stated at cost or fair market value of services provided, whichever is more clearly evident. Expenditures that materially increase the life of the assets are capitalized.
Ordinary maintenance and repairs are charged to expense as incurred. When assets are sold or otherwise disposed of, the cost and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is recognized at that time. Depreciation is computed primarily on the straight-line method for financial statement purposes over the following estimated useful lives:



PAGE-54-F5



                    BLUESTAR LEASING, INC.
                (A Development Stage Company)
                NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 2001

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed Assets

Machinery and Equipment	5 Years
Furniture and fixture	7 Years

Lease Financing

Lease financing consists of direct financing leases, leveraged leases and equipment on operating leases. Income on direct financing leases is recognized by a method which produces a constant periodic rate of return on the outstanding investment in the lease. Income on leveraged leases is recognized by a method which produces a constant rate of return on the outstanding net investment in the lease., net of the related deferred tax liability, in the years in which the net investment is positive. Initial direct costs are deferred and amortized using the interest method over the lease period. Equipment under operating leases is recorded at cost, net of accumulated depreciation. Income from operating leases is recognized ratably over the term of the leases.

Income Taxes

Income taxes are generally provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of fixed assets for financial and income tax reporting. The Company has no deferred tax assets and liabilities representing the future tax return consequences of those differences because currently the Company has no material temporary timing differences that give rise to these tax assets and liabilities. Currently there are no federal income taxes due. The company has net operating loss carry forwards as follows:

Year    Amount      Expiration
-------------------------------
2001   $232,353       2022

Earnings Per Share Calculations

Earnings per share for any specific period end is calculated by first determining the weighted average number of shares that were outstanding for the period end. The net loss for that period end is then divided by the weighted average number of shares outstanding for that period to arrive at earnings per share.

Advertising

Advertising costs are to be expensed when incurred. Advertising expenses from inception to December 31, 2001 are $0.



PAGE-55-F6



                    BLUESTAR LEASING, INC.
                (A Development Stage Company)
                NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 2001

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-Based Compensation to Non-Employees

The Company enters into transactions whereby it compensates outside service providers with stock in exchange for the services. In accordance with SFAS 123 Accounting for Stock-Based Compensation, the Company determines the fair value of the services to determine how many shares are to be issued; otherwise, if the value of the services cannot be determined, then the fair value of the stock is used to determine the value of the services.


NOTE 3-LOAN RECEIVABLE

On September 27, 2001, the Company loaned $60,000 to InsureMart.
The Company received a Promissory Note and Security Agreement dated the same. The agreement calls for an interest rate of 12% and monthly interest only payments on the 1st of each month.
The note was originally due and payable in full on December 31, 2001, but the agreement called for an extension to March 31, 2002, which was exercised. The note is collateralized by all tangible and intangible assets of the maker. The note is also personally guaranteed by the owners of InsureMart. InsureMart is an automotive insurance provider. There is no common ownership between the Company and InsureMart.

On December 26, 2001, the Company loaned $15,600 to American Motels Acquisition Company, LLC. The Company received a Promissory Note dated the same. The note is due and payable within twelve months.
The note is also personally guaranteed by the owners of American Motels Acquisition Company, LLC. There is no common ownership between the Company and American Motels Acquisition Company, LLC.


NOTE 4-STOCK ISSUED FOR FUTURE SERVICES

There is no stock issued for future services of as of December 31,
2001 in the equity section of the balance sheet.  GoPublicToday.com has promised to provide future services valued at $37,500 in exchange for 250,000 shares of stock. GoPublicToday.com will help the Company develop a business plan and establish its organization and infrastructure. The future services consists of the preparation and filing of all required documents with regards to (1) the registration of the direct public offering and (2) the full registration, under Section 12(d) or 12(g) of the Securities Exchange Act, of the Form 10-SB; the preparation of Form 211 to be filed with NASD, assist client with locating and negotiating a contract with a licensed level three market maker, and assisting client in answering any and all comment letters received from
the NASD.    The agreements continue until the Company's securities are qualified for quotation on the over the counter bulliten board. Newport Advisors entered into an agreement with GoPublicToday.com, Inc. whereby it is liable to pay for $50,000 of services, which will be performed for the Company. In exchange for this shareholders' commitment to pay for services, on behalf of the Company, it received 333,333 shares of stock.



PAGE-56-F7



                    BLUESTAR LEASING, INC.
                (A Development Stage Company)
                NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 2001

NOTE 4-STOCK ISSUED FOR FUTURE SERVICES (CONTINUED)

Subsequently, Newport Advisors transferred 166,667 of its shares to Ron Davis and 166,666 shares to Christopher Secreto.

All of the shares related to these future services have been issued to the stockholders as of January 31, 2001 and are fully vested and non-forfeitable. As the services are provided, the related expenses will be recorded on the statement of operations and the stock issued for future services will be reduced accordingly. For the period inception through December 31, 2001, $87,500 of the services were provided and expensed.

The value of the services is based on prior services provided by the shareholders and on the cost of similar services provided by other similar service providers. The number of shares issued for services is based on the value of the services divided by the par value of the shares.

NOTE 5-LEASES RECEIVABLE

The components of the net investment in direct financing leases are as follows:

                                     12/31/01
                                    ----------
Total minimum lease payments         $133,157
Less: unearned income                 (22,920)
                                    ----------
Net investment in capital leases     $110,237
                                    ==========

The following is a schedule of total minimum payments receivable on direct financing leases as of December 31, 2001:

Year ending December 31, 2001:
2002                                 $34,022
2003                                  33,680
2004                                  33,681
2005                                  31,774
Threreafter                                0
                                   -----------
                                    $133,157
                                   ===========

NOTE 6-STOCKHOLDER'S EQUITY

January 31, 2001 - The Company issued 677,000 shares to the two company founders in exchange for cash and services as follows:

The Company issued to Chris Secreto 36,720 shares of $0.001 par value common stock in exchange for cash in the amount of $5,508.
Of the total amount received,



PAGE-57-F8



                    BLUESTAR LEASING, INC.
                (A Development Stage Company)
                NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 2001

NOTE 6-STOCKHOLDER'S EQUITY (CONTINUED)

$37 is considered common stock and $5,471 is considered additional paid-in capital.

The Company issued to Ronald Davis 36,720 shares of $0.001 par value common stock in exchange for cash in the amount of $5,508.
Of the total amount received, $37 is considered common stock and $5,471 is considered additional paid-in capital.

The Company issued to Chris Secreto 301,780 shares of $0.001 par value common stock in exchange for services in the amount of $45,267. Of the total amount received, $302 is considered common stock and $44,965 is considered additional paid in capital. The Company determined the fair value of the shares based upon contemporaneous issuance at $.15 per share.

The Company issued to Ron Davis 301,780 shares of $0.001 par value common stock in exchange for services in the amount of $45,267.
Of the total amount received, $302 is considered common stock and $44,965 is considered additional paid in capital. The Company determined the fair value of the shares based upon contemporaneous issuance at $.15 per share.

All of these shares were issued in accordance with Section 4(2) of the Securities Act of 1933.

January 31, 2001 - The Company issued 3,323,000 shares in exchange for future services as follows:

The Company issued 333,333 shares of $0.001 par value common stock to Newport Advisors in exchange for its commitment to pay for services to be rendered in the amount of $50,000. Of the total received, $333 is considered common stock and $49,667 is considered additional paid-in capital.

The Company issued 2,739,667 shares of $0.001 par value common stock to Newport Advisors in exchange for services in the amount of $410,950.
Of the total received, $2,740 is considered common stock and $408,210 is considered additional paid in capital. The Company determined the fair value of the shares based upon contemporaneous issuance at $.15 per share.

Subsequently, Newport Advisors transferred 1,536,500 to Ron Davis and 1,536,500 to Chris Secreto.

The Company issued 250,000 shares of $0.001 par value common stock to GoPublicToday.com in exchange for future services to be rendered in the amount of $37,500. Of the total received, $250 is considered common stock and $37,250 is considered additional paid-in capital.
As of December 31, 2001, the full amount of $37,500 of the services were provided and expensed. The value of the services is based on prior services provided by GoPublicToday.com, Inc. and on the cost of similar services provided by other similar service providers. The



PAGE-58-F9



                    BLUESTAR LEASING, INC.
                (A Development Stage Company)
                NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 2001

NOTE 6-STOCKHOLDER'S EQUITY (CONTINUED)

number of shares issued for services is based on the value of the services divided by the par value of the shares. Shares issued in accordance with Section 4(2) of the Securities Act of 1933.

September 30, 2001 - The Company closed its offering pursuant to Regulation D, Rule 504 of the 1933 Securities and Exchange Act, as amended, whereby it sold a total of 2,250,000 shares of its $0.001 par value common stock at $0.10 per share to outside investors.
Of the total number of shares, 2,250,000 shares were issued in exchange for cash in the amount of $225,000, net of offering costs in the amount of $22,250 of which $22,250 was commission. Of the total cash received, $2,250 is considered common stock and $222,750 is considered additional paid-in capital. There have been no other issuances of common stock or preferred stock. The Company sold all 2,250,000 shares of its common stock to approximately 84 unaffiliated shareholders, none of whom were/are officers.

December 31, 2001 - The Company had 6,250,000 shares of common stock issued and outstanding, held by 87 shareholders of record.


NOTE 7-RELATED PARTIES

The Company has paid $67,500 to Newport Advisors from inception through December 31, 2001. Newport Advisors is owned and operated by one of the shareholders of the Company. These fees were for business development services provided by Newport Advisors to help set up and organize the Company. These services were provided in addition to the services provided by GoPublicToday.com referred to in Note 4. These fees have been recorded to and are presented in the professional fee expense line item of the Statement of Operations and Accumulated Deficit.

The Company has paid $30,000 to Arrowhead Asset Management from inception through December 31, 2001. Arrowhead Asset Management is owned and operated by one of the shareholders of the Company. These fees were for market research services provided by Arrowhead Asset Management to determine and establish the Company's marketing strategies. These services were provided in addition to the services provided by GoPublicToday.com referred to in Note 4. These fees have been recorded to and are presented in the professional fee expense line item of the Statement of Operations and Accumulated Deficit.

The Company has paid $10,000 to GoPublicToday.com, a shareholder of the Company, from inception through December 30, 2001. These fees were for services to help the Company develop a business plan and establish its organization and infrastructure. These services were provided in addition to the services provided by GoPublicToday.com referred to in Note 4.
These fees have been recorded to and are presented in the professional fee expense line item of the Statement of Operations and Accumulated Deficit.



PAGE-59-F10



                    BLUESTAR LEASING, INC.
                (A Development Stage Company)
                NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 2001


NOTE 7-RELATED PARTIES (CONTINUED)

As of December 31, 2001, the Company received $100,181 from Chris Secreto (a shareholder of the Company) to finance the acquisition of machinery and equipment. The note is due and payable in full in less than twelve months; therefore, no interest is accrued.


NOTE 8-WARRANTS AND OPTIONS

As of December 31, 2001, the following 225,000 warrants have been issued to acquire any additional shares of common stock.

On March 5, 2001, 225,000 warrants were granted to NevWest Securities, as an incentive, in addition to the fees collected from the 504 offering and they are considered vested and exercisable upon receipt. The warrants expire 36 months from the commencement date. The estimated value of the warrants is equivalent to the par value of the shares which is $225. Upon the exercise of the warrants the purchase price is $0.11 per share. Because the current value of the shares is less than the exercise price, the shares are "out of the money"; therefore, have no aggregate value as of December 31, 2001.


NOTE 9-GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has little current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. Management expects revenue to cover future costs and expenses.


NOTE 10-RECENT PRONOUNCEMENTS

During 2001, the Financial Accounting Standards Board released SFAS 142 which is to be applied starting with fiscal years beginning after December 31, 2001. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. Currently the Company has no acquired goodwill or other intangible assets; therefore, this standard has no effect on the financial statements when adopted.



PAGE-60-F11



Part III

Item 1.     Index to Exhibits

Exhibit
Number     Name and/or Identification of Exhibit

3.     Articles of Incorporation & By-laws

       (a)   Articles of Incorporation of the Company filed January 31, 2001.

       (b)   By-laws of the Company adopted January 31, 2001.

10.    Material Contracts

Office lease agreement.

All exhibits were previously filed.





PAGE-61-



                                SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                         BlueStar Leasing, Inc.
                         ----------------------
                             (Registrant)

Date:   April 24, 2002

By:      /s/ Christopher Secreto
        ---------------------------
Christopher Secreto, President & CEO and Principal Executive Officer

Date:   April 24, 2002

By:      /s/ Ronald Davis
        -------------------
Ronald Davis, Treasurer and Secretary and Principal Accounting and Principal Financial Officer








PAGE-62-